Exhibit 99.2
STATS ChipPAC Ltd.
Reg No.: 199407932D
FINANCIAL STATEMENTS AND RELATED ANNOUNCEMENT
Financial Statements for the Three and Twelve Months Ended December 27, 2009.
These figures have not been audited.
STATS ChipPAC Ltd. (the “Company” or “STATS ChipPAC”) and its subsidiaries (collectively, the “Group”) provide a full range of semiconductor test and packaging services. The Group has operations in Singapore, South Korea, China, Malaysia, Thailand, Taiwan, the United Kingdom, the Netherlands, Japan and in the United States, its principal market.
The Group’s financial statements have been prepared in accordance with the accounting principles generally accepted in the United States of America (“US GAAP”), but condense or omit certain information and note disclosures normally included in annual financial statements. In the opinion of management of STATS ChipPAC, the accompanying unaudited condensed consolidated financial statements contain all adjustments (consisting solely of normal recurring adjustments) necessary to present fairly the financial information included therein. These condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and related notes thereto for the year ended December 28, 2008 included in STATS ChipPAC’s 2008 Annual Report on Form 20-F. The accompanying condensed consolidated financial statements include the accounts of STATS ChipPAC and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.
The results of operations for interim periods are not necessarily indicative of the results of operations that may be expected for any other period. Our 52-53 week fiscal year ends on the Sunday nearest and prior to December 31. Our fiscal quarters end on a Sunday and are generally thirteen weeks in length. Our fourth quarter of 2009 and fiscal year 2009 ended on December 27, 2009, while our fourth quarter of 2008 and fiscal year 2008 ended on December 28, 2008.
All amounts are expressed in United States dollars unless otherwise indicated.
Certain of the statements in this report are forward-looking statements that are based on management’s current views and assumptions and involve a number of risks and uncertainties which could cause actual results to differ materially. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “plan,” “intend,” “target,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue” or the negative of these terms or other comparable terminology. Factors that could cause actual results to differ include, but are not limited to, deterioration in general business and economic conditions and the state of the semiconductor industry; prevailing market conditions; demand for end-use applications products such as communications equipment, consumer and multi-applications and personal computers; decisions by customers to discontinue outsourcing of test and packaging services; level of competition; our reliance on a small group of principal customers; our continued success in technological innovations; customer credit risks; possible future application of push-down accounting; pricing pressures, including declines in average selling prices; intellectual property rights disputes and litigation; our ability to control operating expenses; our substantial level of indebtedness and access to credit markets; potential impairment charges; availability of financing; adverse tax and other financial consequences if the taxing authorities do not agree with our interpretation of the applicable tax laws; classification of our Company as a passive foreign investment company; our ability to develop and protect our intellectual property; rescheduling or canceling of customer orders; changes in our product mix; our capacity utilization; delays in acquiring or installing new equipment; limitations imposed by our financing arrangements which may limit our ability to maintain and grow our business; returns from research and development investments; changes in customer order patterns; shortages in supply of key components; disruption of our operations; loss of key management or other personnel; defects or malfunctions in our testing equipment or packages; changes in environmental laws and regulations; our ability to meet specific conditions imposed for the continued listing or delisting of our ordinary shares on the Singapore Exchange Securities Trading Limited; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; majority ownership by Temasek Holdings (Private) Limited (“Temasek”) that may result in conflicting interests with Temasek and our affiliates; unsuccessful acquisitions and investments in other companies and businesses; labor union problems in South Korea; uncertainties of conducting business in China and changes in laws, currency policy and political instability in other countries in Asia; natural calamities and disasters, including outbreak of epidemics and communicable diseases; and other risks described from time to time in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F dated March 9, 2009. You should not unduly rely on such statements. We do not intend, and do not assume any obligation, to update any forward-looking statements to reflect subsequent events or circumstances.

PART I — INFORMATION REQUIRED FOR QUARTERLY (Q1, Q2, Q3), HALF-YEAR AND FULL YEAR ANNOUNCEMENTS
1(a) An income statement (for the Group) together with a comparative statement for the corresponding period of the immediately preceding financial year.

	Three Months Ended		Twelve Months Ended
	December 28, 2008	December 27, 2009	December 28, 2008	December 27, 2009
	US$’000	US$’000	US$’000	US$’000

Net revenues	324,613	394,734	1,658,188	1,325,685
Cost of revenues	(286,812)	(311,195)	(1,383,797)	(1,117,308)

Gross profit	37,801	83,539	274,391	208,377

Operating expenses:
Selling, general and administrative	28,959	24,689	118,337	95,516
Research and development	8,441	13,918	37,825	43,358
Restructuring charges	13,760	—	19,790	16,072
Equipment impairment	—	—	21,091	—
Accelerated share-based compensation	—	—	1,562	—

Total operating expenses	51,160	38,607	198,605	154,946

Operating income (loss)	(13,359)	44,932	75,786	53,431

Other income (expense), net:
Interest income	1,317	643	5,685	2,169
Interest expense	(8,182)	(7,569)	(35,986)	(31,056)
Foreign currency exchange gain (loss)	366	394	5,247	(6,469)
Equity income (loss) from investment in equity investee	(1,034)	21	(1,437)	(1,321)
Other non-operating income (expense), net	(1,466)	73	27	(2,016)

Total other expense, net	(8,999)	(6,438)	(26,464)	(38,693)

Income (loss) before income taxes	(22,358)	38,494	49,322	14,738
Income tax benefit (expense)	378	(3,245)	(19,172)	(3,712)

Net income (loss)	(21,980)	35,249	30,150	11,026
Less: Net income attributable to the noncontrolling interest	(169)	(1,414)	(4,448)	(973)

Net income (loss) attributable to STATS ChipPAC Ltd.	(22,149)	33,835	25,702	10,053

Income (loss) before income taxes of the Group is arrived at after charging / (crediting):

	Three Months Ended		Twelve Months Ended
	December 28, 2008	December 27, 2009	December 28, 2008	December 27, 2009
	US$’000	US$’000	US$’000	US$’000

Depreciation and amortization	68,376	67,169	286,428	268,349
Allowance for doubtful debts	834	924	4,144	2,359
Bad debts written off	—	—	19	16
Write-off for stock obsolescence	1,910	1,120	3,976	7,512
Adjustment for under or overprovision of tax in respect of prior years	—	—	(365)	(1,321)
Additions for liability on unrecognized tax benefits for uncertain tax positions in respect of prior years	1,005	3,097	8,608	391
Loss on sale of property, plant and equipment	1,518	887	1,123	1,212

1(b)(i) A balance sheet (for the Issuer and Group), together with a comparative statement as at the end of the immediately preceding financial year.

			Group		Company
	Notes		December 28, 2008	December 27, 2009	December 28, 2008	December 27, 2009
			US$’000	US$’000	US$’000	US$’000
ASSETS
Current assets:
Cash and cash equivalents	(A	)	295,916	288,683	146,281	177,877
Short-term marketable securities			41,314	62,512	—	—
Accounts receivable, net			139,520	208,766	52,301	86,987
Short-term amounts due from affiliates			10,791	20,895	1,556	905
Short-term amounts due from subsidiaries			—	—	643,619	484,018
Other receivables			8,357	11,555	2,490	5,875
Inventories	(B	)	60,717	61,859	13,306	13,802
Prepaid expenses and other current assets	(C	)	14,693	19,765	1,773	2,267

Total current assets			571,308	674,035	861,326	771,731
Long-term marketable securities			15,587	16,929	15,587	16,426
Long-term amounts due from affiliates			13,726	—	—	—
Property, plant and equipment, net	(D	)	1,216,342	1,115,497	227,636	260,973
Investment in equity investee			9,001	7,743	9,001	7,743
Investment in subsidiaries			—	—	1,030,329	1,005,273
Intangible assets	(E	)	44,762	39,993	12,024	14,002
Goodwill			551,132	551,132	—	—
Long-term restricted cash	(F	)	1,012	384	—	—
Prepaid expenses and other non-current assets	(C	)	24,193	21,227	9,140	2,484

Total assets			2,447,063	2,426,940	2,165,043	2,078,632

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts and other payables			118,227	133,532	11,086	16,032
Payables related to property, plant and equipment purchases			30,704	49,172	9,264	22,710
Accrued operating expenses			148,069	100,997	52,609	45,033
Income taxes payable			3,379	2,380	—	—
Short-term borrowings	(G	)	50,000	56,000	50,000	50,000
Short-term amounts due to affiliates			1,388	17	1,304	17
Short-term amounts due to subsidiaries			—	—	126,940	15,990
Current installments of long-term debts	(H	)	26,953	168,786	—	150,000

Total current liabilities			378,720	510,884	251,203	299,782
Long-term debts, excluding current installments	(H	)	396,500	233,181	365,000	213,000
Other non-current liabilities			64,144	59,329	183	1,181

Total liabilities			839,364	803,394	616,386	513,963

STATS ChipPAC Ltd. Shareholders’ Equity
Share capital:
Ordinary shares — Unlimited ordinary shares with no par value;
Issued ordinary shares — 2,202,218,293 in 2008 and 2009			2,035,235	2,035,573	2,035,235	2,035,573
Accumulated other comprehensive loss			(12,308)	(6,687)	(12,308)	(6,687)
Accumulated deficit			(474,270)	(464,217)	(474,270)	(464,217)

Total shareholders’ equity attributable to STATS ChipPAC Ltd.			1,548,657	1,564,669	1,548,657	1,564,669
Noncontrolling interest			59,042	58,877	—	—

Total equity			1,607,699	1,623,546	1,548,657	1,564,669

Total liabilities and equity			2,447,063	2,426,940	2,165,043	2,078,632

1(b)(i) A balance sheet (for the Issuer and Group), together with a comparative statement as at the end of the immediately preceding financial year (cont’d).
Notes:

(A)	Cash and cash equivalents
Cash and cash equivalents consist of the following:

	Group		Company
	December 28, 2008	December 27, 2009	December 28, 2008	December 27, 2009
	US$’000	US$’000	US$’000	US$’000

Cash at banks and on hand	88,800	124,734	17,091	47,956
Cash equivalents
Bank fixed deposits	141,924	100,361	106,897	92,361
Money market funds	65,192	63,588	22,293	37,560

	295,916	288,683	146,281	177,877

(B)	Inventories
Inventories consist of the following:

	Group		Company
	December 28, 2008	December 27, 2009	December 28, 2008	December 27, 2009
	US$’000	US$’000	US$’000	US$’000

Raw materials	50,775	49,165	8,503	8,171
Work-in-progress	8,328	11,379	4,427	5,076
Finished goods	1,614	1,315	376	555

	60,717	61,859	13,306	13,802

(C)	Prepaid expenses and other assets
Prepaid expenses and other current assets consist of the following:

	Group		Company
	December 28, 2008	December 27, 2009	December 28, 2008	December 27, 2009
	US$’000	US$’000	US$’000	US$’000

Debt issuance cost, net of accumulated amortization	—	464	—	464
Other prepayments and assets	9,999	14,220	1,773	1,803
Deferred income tax assets	4,694	5,081	—	—

	14,693	19,765	1,773	2,267

Prepaid expenses and other non-current assets consist of the following:

	Group		Company
	December 28, 2008	December 27, 2009	December 28, 2008	December 27, 2009
	US$’000	US$’000	US$’000	US$’000

Deferred income tax assets	13,095	15,841	—	—
Other deposits	295	276	—	—
Debt issuance cost, net of accumulated amortization	4,212	2,006	4,212	2,006
Assets held for sale	43	—	—	—
Others	6,548	3,104	4,928	478

	24,193	21,227	9,140	2,484

(D)	Property, plant and equipment
Property, plant and equipment consist of the following:

	Group		Company
	December 28,	December 27,	December 28,	December 27,
	2008	2009	2008	2009
	US$’000	US$’000	US$’000	US$’000
Cost:
Freehold land	10,703	10,833	—	—
Leasehold land and land use rights	19,864	19,864	—	—
Buildings, mechanical and electrical installation	269,046	278,492	64,119	66,651
Equipment	2,216,667	2,255,290	792,909	807,689

Total cost	2,516,280	2,564,479	857,028	874,340
Total accumulated depreciation	(1,299,938)	(1,448,982)	(629,392)	(613,367)

Property, plant and equipment, net	1,216,342	1,115,497	227,636	260,973

(E)	Intangible assets
Intangible assets consist of the following:

	Group		Company
	December 28,	December 27,	December 28,	December 27,
	2008	2009	2008	2009
	US$’000	US$’000	US$’000	US$’000
Cost:
Tradenames	7,700	7,700	—	—
Technology and intellectual property	32,000	32,000	—	—
Customer relationships	99,300	99,300	—	—
Software, licences and others	43,990	47,905	13,700	16,401

Total cost	182,990	186,905	13,700	16,401
Total accumulated amortization	(138,228)	(146,912)	(1,676)	(2,399)

Intangible assets, net	44,762	39,993	12,024	14,002

(F)	Restricted cash
Restricted cash consists of time deposits and government bonds held in connection with foreign regulatory requirements and as collateral for bank loans. At December 28, 2008 and December 27, 2009, US$1.0 million and US$0.4 million were held as long-term restricted cash, respectively.

(G)	Short-term borrowings
The Company has a line of credit from Bank of America with a credit limit of US$50.0 million, of which US$50.0 million was outstanding as of December 27, 2009 over two loan tranches of US$25.0 million each. The principal of and interest on the two loan tranches of US$25.0 million each are payable at maturity in February 2010 and June 2010, respectively. These two loan tranches bear interest at the rate of 2.25% per annum and 1.83% per annum, respectively. The Company has the option to roll-forward the principal at maturity for a period of one, two, three, or six months. The two loan tranches were previously due to mature in August 2009 and in December 2009, respectively, which the Company rolled forward for a period of six months.

STATS ChipPAC Shanghai Co., Ltd. obtained a short term loan facility from Bank of Communications with a credit limit of US$15.0 million in June 2009. As of December 27, 2009, US$6.0 million of loan under this credit facility was outstanding over two loan tranches of US$3.0 million each. The principal of the two loan tranches of US$3.0 million each is payable at maturity in June 2010. Interest on the two loan tranches of US$3.0 million each is payable on a quarterly basis. These two tranches bear interest at the rate of 3.4% per annum and 2.5% per annum, respectively.

(H)	Long-term debts
— US$215.0 million 6.75% Senior Notes due 2011

On November 18, 2004, the Company issued US$215.0 million of senior unsecured notes due November 15, 2011, for net proceeds of US$210.5 million. The senior notes bears interest of 6.75% per annum payable semi-annually on May 15 and November 15 of each year.

In March 2009, the Company repurchased US$2.0 million aggregate principal amount of its US$215.0 million 6.75% Senior Notes due 2011 for US$1.7 million (excluding interest). The Company financed the repurchase of these senior notes with its existing cash on hand. As a result, the Company recognized a gain on repurchase of senior notes of US$0.3 million in the three months ended March 29, 2009. The Company has deposited the repurchased US$2.0 million principal amount of senior notes with a banking institution to hold in custody and accordingly, these senior notes have thereupon ceased to be outstanding or to accrue interest in the Company’s financial statements.

— US$150.0 million 7.5% Senior Notes due 2010

On July 19, 2005, the Company issued US$150.0 million of senior unsecured notes due July 19, 2010 for net proceeds of US$146.5 million. The senior notes bear interest rate of 7.5% per annum payable semi-annually on January 19 and July 19 of each year. As of December 27, 2009, the senior notes have been reclassified as current debts based on the maturity date of July 19, 2010.

— Other long-term debts

In October 2007, STATS ChipPAC (Thailand) Limited issued a US$50.0 million promissory note carrying interest, payable annually, of 6% per annum to LSI Corporation (“LSI”) in connection with the acquisition of an assembly and test operations in Thailand. The amount payable to LSI under the promissory note, after contractual netting of certain receivables from LSI of US$3.2 million, amounted to US$46.8 million. The promissory note is payable in annual installments of US$20.0 million, US$10.0 million, US$10.0 million and US$6.8 million over four years commencing October 2, 2008. The first and second annual installment of US$20.0 million and US$10 million were paid to LSI in 2008 and 2009, respectively. As of December 27, 2009, the amount payable to LSI under the promissory note was US$16.8 million.

STATS ChipPAC Taiwan Semiconductor Corporation has a NT$3.6 billion floating rate New Taiwan dollar term loan facility (approximately US$111.5 million based on exchange rate as of December 27, 2009) with a syndicate of lenders, with Taishin Bank as the sponsor bank. The loan drawdowns must be made within 24 months from the date of first drawdown, which took place in February 2007. Upon expiry of the 24 months period in February 2009, this facility is not available for further drawdown. As of December 27, 2009, STATS ChipPAC Taiwan Semiconductor Corporation has drawn down NT$0.7 billion (approximately US$21.7 million based on exchange rate as of December 27, 2009) under the term loan facility. The principal of and interest on the loan is payable in nine quarterly installments commencing February 2009 (being 24 months from first draw down date) with the first eight quarterly installments each repaying 11% of the principal and the last quarterly installment repaying 12% of the principal. In May 2009, STATS ChipPAC Taiwan Semiconductor Corporation refinanced the outstanding NT$0.6 billion (approximately US$18.6 million based on exchange rate as of December 27, 2009) loan with new credit facilities of NT$873.0 million (approximately US$27.0 million as of December 27, 2009) obtained from various bank and financial institutions. As of December 27, 2009, US$19.3 million of loan under these credit facilities was outstanding. These credit facilities have varying interest rates ranging from 1.73% to 1.96% per annum and maturities ranging from May 2011 to May 2012. As of December 27, 2009, US$4.6 million of loan under these credit facilities with maturity in 2012 were classified as short-term liabilities due to the expectation of early repayment of certain credit facilities.

Additionally, STATS ChipPAC Taiwan Semiconductor Corporation has a NT$0.3 billion (approximately US$9.3 million as of December 27, 2009) credit facility from Mega Bank of which NT$0.1 billion (approximately US$2.9 million as of December 27, 2009) borrowings was outstanding as of December 27, 2009. This credit facility bears interest at the rate of 1.7% per annum and expires in August 2012.
1(b)(ii) In relation to the aggregate amount of the Group’s borrowings and debt securities, specify the following at the end of the current financial period reported on with comparative figures as at the end of the immediately preceding financial year.

	December 28, 2008		December 27, 2009
	Secured	Unsecured	Secured	Unsecured
	US$’000	US$’000	US$’000	US$’000

(a) Repayable within 1 year	7,631	69,322	1,054	223,732
(b) Repayable after 1 year	2,835	393,665	1,844	231,337

	10,466	462,987	2,898	455,069

As of December 27, 2009, the Group’s total debt outstanding consisted of US$458.0 million of borrowings, which included US$150.0 million of the Company’s 7.5% Senior Notes due 2010, US$213.0 million of the Company’s 6.75% Senior Notes due 2011 and other long-term and short-term borrowings.

(c) Details of the collaterals:

Long-term debts of US$2.9 million and US$10.5 million were secured by certain of the Group’s property, plant and equipment with net book value of US$6.4 million and US$33.0 million as at December 27, 2009 and December 28, 2008, respectively.

The Company’s 7.5% Senior Notes due 2010 and 6.75% Senior Notes due 2011 are fully and unconditionally guaranteed, jointly and severally, on a senior basis, by certain subsidiaries of the Company.

1(c) A cash flow statement (for the Group), together with a comparative statement for the corresponding period of the immediately preceding financial year.

	Three Months Ended		Twelve Months Ended
	December 28, 2008	December 27, 2009	December 28, 2008	December 27, 2009
	US$’000	US$’000	US$’000	US$’000

Cash Flows From Operating Activities
Net income (loss) attributable to STATS ChipPAC Ltd.	(22,149)	33,835	25,702	10,053
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	67,945	66,708	283,691	266,630
Debt issuance cost amortization	431	461	2,737	1,719
Asset impairment	—	—	21,091	—
Loss on sale of property, plant and equipment	1,518	887	1,123	1,212
Accretion of discount on convertible notes	—	—	66	—
Gain from repurchase of senior notes	—	—	—	(276)
Foreign currency exchange (gain) loss	(1,270)	367	(1,555)	965
Share-based compensation expense	258	115	3,570	501
Deferred income taxes	1,843	166	5,511	1,725
Net income attributable to the noncontrolling interest	169	1,414	4,448	973
Equity (income) loss from investment in equity investee	1,034	(21)	1,437	1,321
Others	3,607	116	4,178	1,414
Changes in operating working capital:
Accounts receivable	135,641	(358)	131,840	(69,246)
Amounts due from affiliates	227	95	(8,373)	3,622
Inventories	26,172	(516)	22,595	(1,142)
Other receivables, prepaid expense and other assets	4,604	(3,260)	(2,951)	(4,466)
Accounts payable, accrued operating expenses and other payables	(86,418)	(17,942)	(75,322)	(38,762)
Amounts due to affiliates	(202)	16	(263)	(1,371)

Net cash provided by operating activities	133,410	82,083	419,525	174,872

Cash Flows From Investing Activities
Proceeds from sales of marketable securities	—	—	29,755	15,663
Proceeds from maturity of marketable securities	29,569	13,007	50,141	31,736
Purchases of marketable securities	(29,903)	(35,636)	(93,094)	(67,634)
Acquisition of intangible assets	(2,765)	(959)	(12,871)	(5,032)
Purchases of property, plant and equipment	(59,437)	(51,198)	(278,899)	(140,754)
Proceeds on sale of assets held for sale	834	114	19,108	593
Others, net	(54)	230	2,146	946

Net cash used in investing activities	(61,756)	(74,442)	(283,714)	(164,482)

Cash Flows From Financing Activities
Repayment of short-term debts	(2,253)	—	(5,035)	(5,035)
Repayment of long-term debts	(21,746)	(10,264)	(33,888)	(38,709)
Proceeds from issuance of shares	—	—	6,152	—
Repurchase and redemption of senior and convertible notes	—	—	(22,057)	(2,000)
Proceeds from bank borrowings	253	—	4,735	29,840
Decrease in restricted cash	14	—	600	603
Grant received	120	—	340	—
Distribution to minority interest in subsidiary	—	—	(4,312)	(2,194)

Net cash used in financing activities	(23,612)	(10,264)	(53,465)	(17,495)

Net increase (decrease) in cash and cash equivalents	48,042	(2,623)	82,346	(7,105)
Effect of exchange rate changes on cash and cash equivalents	—	(296)	109	(128)
Cash and cash equivalents at beginning of the period	247,874	291,602	213,461	295,916

Cash and cash equivalents at end of the period	295,916	288,683	295,916	288,683

1(d)(i) A statement (for the Issuer and Group) showing either (i) all changes in equity or (ii) changes in equity other than those arising from capitalization issues and distributions to shareholders, together with a comparative statement for the corresponding period of the immediately preceding financial year.
Three Months Ended December 28, 2008

	Attributable to Group
	Attributable to Company
		Accumulated		Total Equity
		Other		Attributable to
	Ordinary	Comprehensive	Accumulated	STATS	Noncontrolling	Total
	Shares	Loss	Deficit	ChipPAC Ltd.	Interest	Equity
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

Balance at September 28, 2008	2,037,127	(9,905)	(452,121)	1,575,101	60,843	1,635,944
Share-based compensation	258	—	—	258	—	258
Effect of subsidiary’s equity transaction	4	—	—	4	4	8
Reclassification of share-based compensation to liability	(2,154)	—	—	(2,154)	—	(2,154)
Net income	—	—	(22,149)	(22,149)	169	(21,980)
Unrealized gain on available-for-sale marketable securities	—	290	—	290	—	290
Realized gain on available-for-sale marketable securities	—	(36)	—	(36)	—	(36)
Unrealized loss on hedging instruments	—	(7,046)	—	(7,046)	—	(7,046)
Realized loss on hedging instruments	—	6,501	—	6,501	—	6,501
Foreign currency translation adjustment	—	(2,112)	—	(2,112)	(1,974)	(4,086)

Balance at December 28, 2008	2,035,235	(12,308)	(474,270)	1,548,657	59,042	1,607,699

Three Months Ended December 27, 2009

	Attributable to Group
	Attributable to Company
		Accumulated		Total Equity
		Other		Attributable to
	Ordinary	Comprehensive	Accumulated	STATS	Noncontrolling	Total
	Shares	Loss	Deficit	ChipPAC Ltd.	Interest	Equity
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

Balance at September 27, 2009	2,035,542	(5,859)	(498,052)	1,531,631	57,482	1,589,113
Share-based compensation	1	—	—	1	—	1
Effect of subsidiary’s equity transaction	30	—	—	30	—	30
Net income	—	—	33,835	33,835	1,414	35,249
Unrealized loss on available-for-sale marketable securities	—	(45)	—	(45)	—	(45)
Realized gain on available-for-sale marketable securities	—	(10)	—	(10)	—	(10)
Unrealized loss on hedging instruments	—	(485)	—	(485)	—	(485)
Realized gain on hedging instruments	—	(336)	—	(336)	—	(336)
Foreign currency translation adjustment	—	48	—	48	(19)	29

Balance at December 27, 2009	2,035,573	(6,687)	(464,217)	1,564,669	58,877	1,623,546

Twelve Months Ended December 28, 2008

	Attributable to Group
	Attributable to Company
		Accumulated		Total Equity
		Other		Attributable to
	Ordinary	Comprehensive	Accumulated	STATS	Noncontrolling	Total
	Shares	Loss	Deficit	ChipPAC Ltd.	Interest	Equity
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

Balance at December 30, 2007	1,891,546	(7,605)	(499,972)	1,383,969	59,797	1,443,766
Share issuances	7,833	—	—	7,833	—	7,833
Conversion of convertible subordinated notes	134,500	—	—	134,500	—	134,500
Share-based compensation	3,570	—	—	3,570	—	3,570
Effect of subsidiary’s equity transaction	(60)	—	—	(60)	247	187
Dividends paid	—	—	—	—	(4,016)	(4,016)
Reclassification of share-based compensation to liability	(2,154)	—	—	(2,154)	—	(2,154)
Net income	—	—	25,702	25,702	4,448	30,150
Unrealized gain on available-for-sale marketable securities	—	327	—	327	—	327
Realized gain on available-for-sale marketable securities	—	(36)	—	(36)	—	(36)
Unrealized loss on hedging instruments	—	(14,463)	—	(14,463)	—	(14,463)
Realized loss on hedging instruments	—	9,972	—	9,972	—	9,972
Foreign currency translation adjustment	—	(503)	—	(503)	(1,434)	(1,937)

Balance at December 28, 2008	2,035,235	(12,308)	(474,270)	1,548,657	59,042	1,607,699

Twelve Months Ended December 27, 2009

	Attributable to Group
	Attributable to Company
				Total Equity
		Accumulated		Attributable
		Other		to STATS
	Ordinary	Comprehensive	Accumulated	ChipPAC	Noncontrolling	Total
	Shares	Loss	Deficit	Ltd.	Interest	Equity
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

Balance at December 28, 2008	2,035,235	(12,308)	(474,270)	1,548,657	59,042	1,607,699
Share-based compensation	4	—	—	4	—	4
Effect of subsidiary’s equity transaction	334	—	—	334	(202)	132
Dividends paid	—	—	—	—	(2,248)	(2,248)
Net gain	—	—	10,053	10,053	973	11,026
Unrealized gain on available-for-sale marketable securities	—	849	—	849	—	849
Realized gain on available-for-sale marketable securities	—	(10)	—	(10)	—	(10)
Unrealized loss on hedging instruments	—	(2,216)	—	(2,216)	—	(2,216)
Realized loss on hedging instruments	—	5,649	—	5,649	—	5,649
Foreign currency translation adjustment	—	1,349	—	1,349	1,312	2,661

Balance at December 27, 2009	2,035,573	(6,687)	(464,217)	1,564,669	58,877	1,623,546

Note:	Under US GAAP, the Company’s investment in subsidiaries is accounted for using the equity method.

1(d)(ii) Details of any changes in the Company’s share capital arising from rights issue, bonus issue, share buy-backs, exercise of share options or warrants, conversion of other issues of equity securities, issue of shares for cash or as consideration for acquisition or for any other purpose since the end of the previous period reported on. State also the number of shares that may be issued on conversion of all the outstanding convertibles, as well as the number of shares held as treasury shares, if any, against the total number of issued shares excluding treasury shares of the issuer, as at the end of the current financial period reported on and as at the end of the corresponding period of the immediately preceding financial year.

	Number of shares
	December 28,	December 27,
	2008	2009

Issued shares outstanding at December 30, 2007 and December 28, 2008	2,047,333,663	2,202,218,293
Issue of shares pursuant to share plans and conversion of convertible subordinated notes	154,884,630	—

Issued shares outstanding at December 28, 2008 and December 27, 2009	2,202,218,293	2,202,218,293

Options outstanding	14,390,151	12,499,390
Convertible Notes
The Group did not have any outstanding convertible notes as at December 28, 2008 and December 27, 2009.
Treasury Shares
The Group did not have any treasury shares as at December 28, 2008 and December 27, 2009.
1(d)(iii) Total number of issued shares excluding treasury shares as at the end of the current financial period and as at the end of the immediately preceding year.

	December 28,	December 27,
	2008	2009

Total number of issued shares excluding treasury shares	2,202,218,293	2,202,218,293
1(d)(iv) A statement showing all sales, transfers, disposal, cancellation and/or use of treasury shares as at the end of the current financial period reported on.
Not applicable.
2 Whether the figures have been audited or reviewed, and in accordance with which auditing standard or practice.
The figures, prepared in accordance with US GAAP, have not been audited or reviewed by the Group’s auditors. The financial statements as of December 28, 2008 were derived from the Group’s audited consolidated financial statements.
3 Where the figures have been audited or reviewed, the auditors’ report (including any qualifications or emphasis of matter).
Not applicable.
4 Whether the same accounting policies and methods of computation as in the Issuer’s most recently audited annual financial statements have been applied.
Except as set out in Section 5 of this announcement, the Group has applied the same accounting policies and methods of computation in the financial statements for the current reporting period as those used in the most recently audited annual financial statements.
5 If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change.
SFAS No. 157, “Fair Value Measurements”
In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”), which defines fair value, establishes guidelines for measuring fair value and expands disclosures regarding fair value measurements. SFAS 157 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). SFAS 157 is effective for fiscal years beginning after November 15, 2007. The Group adopted SFAS 157 for financial assets and financial liabilities in 2008 and its adoption did not have a material impact on the Group’s consolidated financial position and results of operations. In February 2008, the FASB issued staff position No. 157-2 (“FSP 157-2”) which delays the effective date of SFAS 157, for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (annually). FSP 157-2 is effective for fiscal years beginning after November 15, 2008. The Group adopted FSP157-2 at the beginning of the first quarter of 2009. The Group’s adoption of SFAS 157 for nonfinancial assets and nonfinancial liabilities that are not measured and recorded at fair value on a recurring basis did not have a significant impact on the Group’s consolidated financial position and results of operations. In October 2008, the FASB issued staff position No. 157-3 (“FSP 157-3”) which clarifies the application of SFAS 157 in a market that is not active and provides an example to illustrate key considerations in determining the fair value of financial asset when the market for that financial asset is not active. FSP 157-3 is effective upon its issuance on October 10, 2008, including prior periods for which financial statements have not been issued. The Group’s adoption of FSP 157-3 did not have an effect on the Group’s consolidated financial position and results of operations.
Fair Value Measurements
SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). SFAS 157 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows: (Level 1) observable inputs such as quoted prices in active markets; (Level 2) inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and (Level 3) unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.
The Group utilizes the market approach to measure fair value for its financial assets and liabilities. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
Assets and Liabilities Measured and Recorded at Fair Values on a Recurring Basis
Assets and liabilities measures and recorded at fair value on a recurring basis, excluding accrued interest components, consisted of the following types of instruments as of December 27, 2009:

	Fair value measurement as of December 27, 2009
	Level 1	Level 2	Level 3	Total
	US$’000	US$’000	US$’000	US$’000

Assets
Short-term marketable securities	62,512	—	—	62,512
Other receivables (foreign currency forward contracts)	—	—	—	—
Long-term marketable securities	16,929	—	—	16,929

Total assets measured and recorded at fair value	79,441	—	—	79,441

Liabilities
Accrued operating expenses (foreign currency forward contracts)	—	680	—	680

Total liabilities measured and recorded at fair value	—	680	—	680

SFAS No. 141(R), “Business Combinations”
In December 2007, the FASB issued SFAS No. 141(R), “Business Combinations” (“SFAS 141(R)”), which replaces SFAS No. 141, “Business Combinations.” SFAS 141(R) retains the underlying concepts of SFAS 141 in that all business combinations are still required to be accounted for at fair value under the acquisition method of accounting but SFAS 141(R) changed the method of applying the acquisition method in a number of significant aspects. Acquisition costs will generally be expensed as incurred; noncontrolling interests will be valued at fair value at the acquisition date; in-process research and development will be recorded at fair value as an indefinite-lived intangible asset at the acquisition date; restructuring costs associated with a business combination will generally be expensed subsequent to the acquisition date; and changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date generally will affect income tax expense. SFAS 141(R) is effective on a prospective basis for all business combinations for which the acquisition date is on or after the beginning of the first annual period subsequent to December 15, 2008, with the exception of the accounting for valuation allowances on deferred taxes and acquired tax contingencies. SFAS 141(R) amends SFAS 109 such that adjustments made to valuation allowances on deferred taxes and acquired tax contingencies associated with acquisitions that closed prior to the effective date of SFAS 141(R) would also apply the provisions of SFAS 141(R). If such liabilities are settled for lesser amounts prior to the adoption of SFAS 141(R), the reversal of any remaining liability will affect goodwill. If such liabilities reverse subsequent to the adoption of SFAS 141(R), such reversals will affect the income tax provision in the period of reversal. Early adoption is not permitted. The Group adopted SFAS 141(R) at the beginning of the first quarter of 2009 and the adoption did not have a material impact on its financial statements; however, since the Group acquired significant deferred tax assets for which valuation allowances were recorded at the acquisition date, SFAS 141(R) could significantly affect the results of operations if there are subsequent changes in these valuation allowances.

SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities — an amendment of SFAS No. 133”
In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities — an amendment of SFAS No. 133” (“SFAS 161”), which is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance and cash flows. This Statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The adoption of SFAS 161 at the beginning of the first quarter of 2009 did not have a material impact on the Group’s consolidated financial position and results of operations.
Derivative Instruments and Hedging Activities
The Group recognizes all derivatives as either assets or liabilities in the consolidated balance sheets and measures those instruments at fair value. Changes in the fair value of those instruments will be reported in earnings or other comprehensive income (“OCI”) depending on the use of the derivative and whether it qualifies for hedge accounting. The accounting for gains and losses associated with changes in the fair value of derivatives and the effect on the consolidated financial statements will depend on the derivatives’ hedge designation and whether the hedge is highly effective in achieving offsetting changes in the fair values of cash flows of the asset or liability hedged. Ineffectiveness of the hedge or termination of the hedged transaction requires amounts to be classified from other comprehensive income (loss) to earnings.
The Group operates in various countries, and accordingly, is subject to the inherent risks associated with foreign exchange rate movements. The Group has established risk management policies for committed or forecasted exposures to protect against volatility of future cash flows. These programs reduce, but do not always entirely eliminate, the impact of the currency exchange movements. At December 27, 2009, the Group has outstanding foreign currency forward contracts which qualify for cash flow hedge accounting as defined by SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”) amounting to US$121.6 million. In the three months ended December 27, 2009, the Group had unrealized loss of US$0.5 million and realized gain of US$0.3 million, respectively. In the twelve months ended December 27, 2009, the Group had unrealized loss of US$2.2 million and a realized loss US$5.6 million, respectively, on its foreign currency forward contracts qualifying as cash flow hedges. In the three months ended March 29, 2009, the Group have included in earnings, loss on hedging of US$0.4 million due to unrecoverable hedging loss. Certain foreign currency forward contracts to economically hedge certain committed exposures are not designated as hedges. Accordingly, the changes in fair value of these foreign currency forward contracts are reported in earnings.
The following shows the Group’s derivative instruments measured at gross fair value as reflected in the Balance Sheet as of December 27, 2009:

December 27, 2009
Accrued
	Other	operating
	receivables	expenses
	US$’000	US$’000

Derivatives designated as hedging instruments
Foreign currency forward contracts	—	680

Derivatives not designated as hedging instruments
Foreign currency forward contracts	—	—

Derivative in SFAS 133 Fair Value Hedging Relationships
The following show the effect of the Group’s derivative instruments designated as cash flow hedges in the Income Statement as of December 27, 2009:

Twelve Months Ended December 27, 2009
		Location of		Location of	Location of
	Gain (Loss)	Gain (Loss)	Gain (Loss)	Gain (Loss)	Gain (Loss)
	Recognized in	Reclassified	Reclassified	Reclassified	Reclassified
	OCI on	from OCI into	from OCI into	from OCI into	from OCI into
	Derivative	Income	Income	Income	Income
	— Effective	— Effective	— Effective	— Ineffective	— Ineffective
	Portion	Portion	Portion	Portion	Portion
	US$’000	US$’000	US$’000	US$’000	US$’000
		Cost of revenues	(5,989)	Cost of revenues	—
Foreign currency forward contracts	(2,216)	Selling, general and administrative expenses	340	Selling, general and administrative expenses	—

Total.	(2,216)		(5,649)		—

FASB Accounting Standards Codification
In June 2009, the FASB confirmed that the FASB Accounting Standards Codification (the “Codification”) will become the single official source of authoritative US GAAP (other than guidance issued by the SEC), superseding existing FASB, American Institute of Certified Public Accountants, Emerging Issues Task Force (“EITF”), and related literature. After that date, only one level of authoritative US GAAP will exist. All other literature will be considered non-authoritative. The Codification does not change US GAAP; instead, it introduces a new structure that is organized in an easily accessible, user-friendly online research system. The Codification becomes effective for interim and annual periods ending on or after September 15, 2009. The Group applied the Codification beginning in the third quarter of fiscal 2009.
FASB ASU 2009-05 “Fair Value Measurements and Disclosures (Topic 820) — Measuring Liabilities at Fair Value”
In August 2009, the FASB issued Accounting Standard Update No. 2009-05 (“FASB ASU 2009-05”) “Fair Value Measurements and Disclosures (Topic 820) — Measuring Liabilities at Fair Value”. FASB ASU 2009-05 provides amendments to Subtopic 820-10, Fair Value Measurements and Disclosures — Overall, for the fair value measurement of liabilities. This update provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using one or more of the following techniques: (1) a valuation technique that used: (a) the quoted price of the identical liability when traded as an asset; and/or (b) quoted prices for similar liabilities or similar liabilities when traded as assets; and/or (2) another valuation technique that is consistent with the principles of Topic 820. Two examples would be an income approach, such as a present value technique, or a market approach, such as a technique that is based on the amount at the measurement date that the reporting entity would pay to transfer the identical liability or would receive to enter into the identical liability. The amendments in this Update also clarify that when estimating the fair value of a liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of the liability. The amendments in this Update also clarify that both a quoted price in an active market for the identical liability at the measurement date and the quoted price for the identical liability when traded as an asset in an active market when no adjustments to the quoted price of the asset are required are Level 1 fair value measurements. The adoption of FASB ASU 2009-05 in the third quarter of 2009 did not have a material impact on the Group’s consolidated financial position and results of operations.
6 Earnings per ordinary share (“EPS”) of the Group for the current financial period reported on and the corresponding period of the immediately preceding financial year, after deducting any provision for preference dividends:-
(a) based on the weighted average number of ordinary shares on issue; and
(b) on a fully diluted basis (detailing any adjustments made to the earnings).

	Three Months Ended				Twelve Months Ended
	December 28,		December 27,		December 28,		December 27,
	2008		2009		2008		2009
Net income (loss) per ordinary shares attributable to STATS ChipPAC Ltd.
— Basic	US$	(0.01)	US$	0.02	US$	0.01	US$	0.00
— Diluted	US$	(0.01)	US$	0.02	US$	0.01	US$	0.00
Ordinary shares (in thousands) used in per ordinary shares calculation:
— Basic		2,202,192		2,202,218		2,143,934		2,202,218
— Diluted		2,202,192		2,202,236		2,146,249		2,202,230
7 Net asset value (for the Issuer and Group) per ordinary share based on the total number of issued shares excluding treasury shares of the Issuer at the end of the:-
(a) current financial period reported on; and
(b) immediately preceding financial year.

	Group		Company
	December 28,	December 27,	December 28,	December 27,
	2008	2009	2008	2009
Net asset value per ordinary share	US$0.73	US$0.74	US$0.70	US$0.71
The net asset value per ordinary share of the Group and the Company as at December 28, 2008 and December 27, 2009 is calculated based on the total issued number of ordinary shares of 2,202,218,293.

8 A review of performance of the Group, to the extent necessary for a reasonable understanding of the Group’s business. It must include a discussion of the following:-
(a) any significant factors that affected the turnover, costs and earnings of the Group for the current financial period reported on, including (where applicable) seasonal or cyclical factors; and
(b) any material factors that affected the cash flow, working capital, assets or liabilities of the Group during the current financial period reported on.
Please refer to attached appendix: “Management Discussion and Analysis of Financial Condition and Results of Operations.”
9 Where a forecast, or a prospect statement, has been previously disclosed to shareholders, any variance between it and the actual results.
No forecast or prospect statement had been issued for the current reporting period.
10 A commentary at the date of the announcement of the significant trends and competitive conditions of the industry in which the Group operates and any known factors or events that may affect the Group in the next reporting period and the next 12 months.
Please refer to attached appendix: “Management Discussion and Analysis of Financial Condition and Results of Operations.”
11 If a decision regarding dividend has been made:-
(a) Whether an interim (final) ordinary dividend has been declared (recommended); and
Not applicable.
(b)(i) Amount per share (cents)
Not applicable.
(b)(ii) Previous corresponding period (cents)
Not applicable.
(c) Whether the dividend is before tax, net of tax or tax exempt. If before tax or net of tax, state the tax rate and the country where the dividend is derived. (If the dividend is not taxable in the hands of shareholders, this must be stated).
Not applicable.
(d) The date the dividend is payable.
Not applicable.
(e) Book closure date.
Not applicable.
12 If no dividend has been declared (recommended), a statement to that effect.
No dividend has been declared or recommended for the current reporting period.

PART II — ADDITIONAL INFORMATION REQUIRED FOR FULL YEAR ANNOUNCEMENT
13 Segmented revenue and results for business or geographical segments (of the Group) in the form presented in the Issuer’s most recently audited annual financial statements, with comparative information for the immediately preceding year.
Revenues by major service line and by geographical areas (identified by location of customer headquarters) were:

	Group
	Year ended	Year ended
	December 28,	December 27,
	2008	2009
	US$’000	US$’000

United States
— packaging — laminate	692,734	579,131
— packaging — leaded	230,434	165,592
— test and other services	279,348	216,864

	1,202,516	961,587

Asia
— packaging — laminate	189,742	129,401
— packaging — leaded	55,869	26,513
— test and other services	126,855	131,616

	372,466	287,530

Europe
— packaging — laminate	55,027	59,039
— packaging — leaded	12,170	8,074
— test and other services	16,009	9,455

	83,206	76,568

Total
— packaging — laminate	937,503	767,571
— packaging — leaded	298,473	200,179
— test and other services	422,212	357,935

	1,658,188	1,325,685

The Group’s long-lived assets by geographical area were:

	Group
	Year ended	Year ended
	December 28,	December 27,
	2008	2009
	US$’000	US$’000

Singapore	227,636	260,973
United States	17,666	8,572
Rest of Asia	971,040	845,952

Total	1,216,342	1,115,497

The Group’s net assets by geographical area were:

	Group
	Year ended	Year ended
	December 28,	December 27,
	2008	2009
	US$'000	US$'000

Singapore	493,739	583,623
United States	136,536	124,980
Rest of Asia	918,382	856,066

Total	1,548,657	1,564,669

14 In the review of performance, the factors leading to any material changes in contributions to turnover and earnings by the business or geographical segments.
Please refer to attached appendix: “Management Discussion and Analysis of Financial Condition and Results of Operations.”
15 A breakdown of the Group’s sales.

	Group
	Year ended	Year ended
	December 28,	December 27,	Increase
	2008	2009	(decrease)
	US$’000	US$’000

Net revenues reported for first half year	861,384	541,183	(37.2)%
Net income (loss) reported for first half year	42,646	(50,158)	n.m.

Net revenues reported for second half year	796,804	784,502	(1.5)%
Net income (loss) reported for second half year	(12,496)	61,184	n.m.

n.m. — not meaningful
16 A breakdown of the total annual dividend (in dollar value) for the Issuer’s latest full year and its previous full year.
Not applicable.
17 Confirmation pursuant to Rule 705(5) of the Listing Manual
The Directors hereby confirm that, to the best of their knowledge, nothing has come to their attention which may render the unaudited financial statements for the three and twelve months ended December 27, 2009 to be false or misleading in any material aspect.
ON BEHALF OF THE BOARD OF DIRECTORS

Charles R. Wofford	Tan Lay Koon
Chairman	President and Chief Executive Officer
BY ORDER OF THE BOARD
Elaine Sin
Company Secretary
January 28, 2010